UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-13138

Pointer Telocation Ltd.
(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 4809133
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

Attached hereto as Exhibit 99.1, is an information statement furnished with the United States Securities and Exchange Commission, by Pointer Telocation Ltd. (the “Registrant”), in connection with the proposed spin-off of the Registrant’s subsidiary Shagrir Group Vehicle Services Ltd.

On May 27, 2016, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.2, announcing the filing of the information statement and providing certain details in connection with the proposed spin-off.

Exhibit Index

Exhibit 99.1	Information Statement dated May 27, 2016
Exhibit 99.2	Press release dated May 27, 2016.

Exhibits 99.1 and 99.2 are incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD.

Date: May 27, 2016	By: /s/ Yossi Ben Shalom

Yossi Ben Shalom
Chairman of the Board of Directors